Exhibit (a)(1)(H)


                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                      CONTACT: Kathy Fern
February 12, 2003                                                   804-217-5800


                               DYNEX CAPITAL, INC.
                  ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER
                        FOR SHARES OF ITS PREFERRED STOCK


     Dynex Capital, Inc. (NYSE: DX) announced today the preliminary results of its cash tender offer and exchange offer of Senior Notes for shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock ("Offer") that expired on Tuesday, February 11, 2003. Based on a preliminary count by the depositary, 615,044 shares of its Series A Preferred Stock were properly tendered and not withdrawn, 1,000,596 shares of its Series B Preferred Stock were properly tendered and not withdrawn, and 847,648 shares of its Series C Preferred Stock were properly tendered and not withdrawn by shareholders. The Offer commenced on January 8, 2003. The Company had offered to exchange for cash and/or Senior Notes up to an aggregate of 502,273 shares of its Series A Preferred Stock, up to an aggregate of 676,202 shares of its Series B Preferred Stock, and up to an aggregate of 697,376 shares of its Series C Preferred Stock. The aggregate number of shares of each series of preferred stock includes the additional amount of shares the Company was allowed to exchange under the Offer. Subject to final confirmation, the shares tendered in the Offer will be accepted and exchanged on a pro rata basis pursuant to the terms of the Offer. The Company will issue the final results of the Offer subsequent to this final confirmation and the prorating of each series of preferred stock.

         Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

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